November 25, 2009

VIA FACSIMILE (703) 813-6982

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC  20549

Re:	GeoPetro Resources Company (the “Company”)
Securities and Exchange Commission Letter dated August 4, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 24, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 8-K dated December 31, 2008, as amended
File No.: 001-16749

Dear Mr. Schwall,

We set forth the Company’s responses to the comments (restated in italics below) on the Company’s filings raised in your letter of November 10, 2009.  We look forward to working with the Commission Staff to address these comments.

From 10-O for the Fiscal Quarter Ended September 30, 2009

Basis of Presentation and Use of Estimates Change in Accounting Method and Basis of Presentation-Revenue Recognition, page 7

1.             We considered you response to comment 7 in our comment letter dated August 4, 2009.  Please explain how you considered the guidance in paragraph 25 of SFAS 69 when concluding that it is appropriate to include royalty payments gross revenues.

As previously noted in our September 1, 2009 response letter, the Company purchased the gas treatment plant (the “Plant”) and related gathering pipelines located at the Madisonville Field from Madisonville Gas Processing, LP (“MGP”). The purchase was effective December 31, 2008.  Prior to December 31, 2008, the Company’s untreated natural gas in the Madisonville Field for each of the producing wells was sold at the respective wellheads to MGP who in turn charged the Company a fixed fee to gather, treat, transport and market its natural gas.  Subsequent to the acquisition of the Plant and related gathering pipelines, the Company assumed the responsibilities to gather, treat and market natural gas from its own producing wells, as well as natural gas production from wells owned by non-affiliated third parties.  Effective with the acquisition of the Plant, the point of sale of the company’s natural gas was moved from the wellhead to the tailgate of the gas treatment plant and the Company generated additional revenues from gathering, treating and marketing natural gas owned by royalty owners and non-affiliated third parties.  Commencing

January 1, 2009, disbursements to royalty owners in the Company’s wells, as well as to unaffiliated third party producers who deliver natural gas production to the Plant, are recorded as Cost of Natural Gas Sales, and are net of applicable fees charged by the Company.  The actual costs of operating the Plant are recorded as Plant Operating Expense.  The Company believes that it is proper to record royalties as gross revenue for the following reasons:

a.     GeoPetro now sells gas at the tailgate of the plant.

b.     GeoPetro processes the gas to which it is entitled through its own net revenue interests in producing wells, plus

i.      gas owned by royalty interest holders in GeoPetro’s wells, plus

ii.     gas owned by unaffiliated third parties.

c.     The price to be paid to the royalty owners and other parties is based on the tailgate price less volume-based processing charges and other fees.  Accordingly, an accounting entry-based analysis of revenue processing would flow like this, assuming 25,000 Mcf sold at the tailgate at $3.00 per Mcf, processing fees of $1.75 per Mcf, GeoPetro’s production was 20,000Mcf of that amount, royalty owners’ amounted to 3,000 Mcf and unaffiliated third parties 2,000 Mcf:

Dr. accounts receivable	75,000
Cr. Revenue		75,000
To record sales at the plant tailgate

Dr. Cost of gas	6,250
Cr. Royalties payable		3,750
Cr. Payable to other parties		2,500

This is different from the guidance suggested by paragraph 25 of FAS 69 in that we are not accounting for sales to the plant anymore, when revenues were net of royalty payments.  Now that GeoPetro owns the plant, royalty and unaffiliated third party gas is a cost of gas GeoPetro purchases since GeoPetro takes title to such gas at the inlet.

Impairment of Oil and Gas Properties, page 7

2.             We note your disclosure here that no impairment of evaluated properties was recognized at September 30, 2009.  This footnote disclosure appears to be inconsistent with your consolidated statements of operations and your discussion on page 17, where you disclose that your $939, 703 impairment charge relates to your Canadian oil and gas properties, which were deemed to be fully evaluated in the fiscal quarter ended September 30, 2009.  Please revise your disclosure in future filings to ensure that the information is consistent.

The Company concurs with the Staff and will ensure in future filings that such information is consistent.

Form 8-K/A Filed March 19, 2009

3.             We note your response to prior comment 9, regarding your waiver request for the historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007.  CF-OCA has considered your request and has responded to you in a separate letter dated November 10, 2009.

We acknowledge receipt of the letter and have filed the required historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007 in an amendment dated November 19, 2009 to the Current Report on Form 8-K.  We have notified the Associate Chief Accountant of this filing by letter.

Closing Comments

The Company acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing(s); and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand the Staff may have additional comments after reviewing the Company’s responses to your comments. Please do not hesitate to call us if you have any questions.

Very truly yours,

/s/ J. Chris Steinhauser

J. Chris Steinhauser
Chief Financial Officer

cc:     Mr. Stuart J. Doshi, President and CEO

GeoPetro Resources Company Audit Committee

Mr. Joe Blice, Hein & Associates LLP

Mr. Adam Siegman, Greene Radovsky Maloney Share & Hennigh LLP